EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 28, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results Accumulated for the Year Ended December 2001

Press Release, February 26, 2002. (15 pages)

For more information, please contact:

Charles E. Allen
TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (February 26, 2002) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the year ended December, 2001 stated in nominal reais and in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and consolidated for the year ended December 31, 2001.

The goal of achieving Anatel's targets for December 2003 has always been one of the top priorities of the Company. In September 2001, two years and three months ahead of time, the Company announced the accomplishment of such targets. Telesp, therefore became the first operator to file the corresponding documents, dully audited by independent auditors, in October 2001. The period of public consultation started in November and finished in December. Once the process is completed, Telesp will be allowed to request new authorizations to extend the services that are currently being offered.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated			Consolidated		
Figures in Reais MM	**Dec-00**	**Dec-01**	*var.*	**4Q00**	**4Q01**	*var.*
Net operating revenues	7,310	9,049	*23.8%*	1,956	2,423	*23.9%*
EBITDA [1/]	3,954	4,659	*17.8%*	1,137	1,278	*12.4%*
EBITDA margin(%)	54.1	51.5	*-2.6p.p.*	58.1	52.7	*-5.4p.p.*
Operating income	971	887	*-8.6%*	-272	-441	*61.9%*
Income before income tax, social contribution, prof. sharing & minority interest	1,039	871	*-16.2%*	-192	-454	*136.2%*
Minority interest	-1.4	0.0	*-100.0%*	3.2	0.0	*-100.0%*
Net income	1,470	1,576	*7.2%*	679	746	*9.9%*
Shares outstanding (bn)	494.4	494.4	*0.0%*	494.4	494.4	*0.0%*
EPS (000)	2.97	3.19	*7.2%*	1.37	1.51	*9.9%*
Installed Lines (switching) (000)	12,486	14,347	*14.9%*	12,486	14,347	*14.9%*
Lines in service (000)	10,596	12,616	*19.1%*	10,596	12,616	*19.1%*
Telephone density (per 100 inhab.)	30.4	33.8	*3.4p.p.*	30.4	33.8	*3.4p.p.*
LIS/employee	790	1,198	*51.7%*	790	1,198	*51.7%*
Digitalization (%)	93.8	95.7	*1.9p.p.*	93.8	95.7	*1.9p.p.*

1/ EBITDA = operating income + depreciation

Highlights of the Period

- **The number of Average Lines in Service** grew from 9,269,876 at the end of December 2000 to 11,858,105 at the end of December 2001, a 27.9% growth, equivalent to 2,588,229 units. At the end of December 31, 2001, there were 12,616,006 lines in service, a growth of 2,020,083 new lines on a YoY basis. The number of average lines in service grew from 10,118,246 in the 4Q00 to 12,610,769 in the 4Q01, a growth of 24.6%. These results are in accordance with the expected plant growth.

- **Net operating revenues** at the end of December 2001 reached R$9,048.8 million. Compared with the R$7,309.7 million recorded in the same period last year, it shows a R$1,739.2 million or 23.8% growth. This is justified by the growth in the average number of lines in service (27.9%) and by the tariff increases in June 2000 and 2001. The net operating revenue of the 4Q01 related to 4Q00, grew by R$466.7 million or 23.9% justified by the growth in the average number of lines in service and by the tariff increase in June 2001.

- **EBITDA** has grown 17.8% on a YoY basis, reaching R$4,659 million accumulated till December 2001. The EBITDA in the 4Q01 is the highest of the year so far. This is due to a significant reduction in the operating expenses growth rate associated with the increase in the net operating revenues caused by the plant growth and tariff increase. The EBITDA margin has presented, throughout this year, a stable behavior. During the year it registered a 51.5% EBITDA margin and for the quarter, it was 52.7% while in 2000 it registered 54.1% and 58.1%, respectively.

Highlights about revenues

- **Gross Operating Revenue** accumulated for the year 2001 grew by R$2,378.1 million or 24.2% compared to the same period in 2000. The gross operating revenue in the quarter grew R$621.6 million, reaching R$3,273.1 million in the 4Q01 compared to R$2,651.5 million in the 4Q00.



Annual Gross Operating Revenue
R$ Million
Monthly Basic Rental Charge
Installation Charge
Local Service
Other
DLD
Interconnection
Public Telephony
Data Transmission
Phone Directory
-
500,0
1.000,0
1.500,0
2.000,0
2.500,0
3.000,0
3.500,0
4.000,0
Until Dec/2000
Until Dec/2001

Gross Operating Revenue - Quarter Basis
R$ Million



Monthly Basic Rental Charge
Installation Charge
Local Service
Other
DLD
Interconnection
Public Telephony
Data Transmission
Phone Directory
-
200,0
400,0
600,0
800,0
1.000,0
4Q00
4Q01

The changes are justified as follows:

- **Monthly Rental Charge:** reached R$3,205.5 million in the year 2001, an increase of R$952.7 million or 42.3%. This is explained mainly by the growth of the average number of lines in service and the 19.9% tariff increase that occurred on 06/22/2000 and 18% on 06/24/2001. In the 4Q01 it reached R$906.3 million, an increase of R$254.8 million or 39,1% compared to the 4Q00, mainly explained by the tariff increase in June 2001 and by the 24.6% growth of the average number of lines in service.

- **Installation Charge:** reached R$242.9 million in 2001, showed a R$71.2 million or 41.5% accumulated growth compared to the previous year due to the increase in the number of lines in service. In the 4Q01 it reached R$34.2 million, a reduction of R$15.8 million or 31.6% compared to the 4Q00, due to the lower number of new clients in the quarter.

- **Local Service Revenues:** reached R$2,439.4 million in 2001, an increase of R$328.6 million or 15.6% compared to the year 2000, due to the 7.7% traffic increase (exceeding pulses) and the 7.1% tariff increase that occurred on 06/22/2000. In the 4Q01 it reached R$655.6 million, an increase of R$92.2 million or 16.4% in relation to the 4Q00, due to the 13,4% traffic increase, plus the effects of the tariff increases.

- **Other:** reached R$649.9 million in 2001, a R$212.3 million or a 48.5% growth compared to the previous year, due to an increase in the rental of dedicated lines, ACS (Automatic Call Sequencer) facilities, Call Transfer, Phone Conferencing, Caller ID and the sales of telephone equipment. In the 4Q01 it reached R$185.8 million, an increase of R$43.5 million or 30,6%, due to the same reasons, except for the sale of telephone equipment, that decreased on the 4Q01 in accordance to the lower number of new clients at the 4Q01.

- **Fixed-to-fixed Long distance (intrastate):** accumulated for the year 2001 it reached R$1,208.8 million, thus it shows an increase of R$152.3 million or 14.4%, when compared to the same period in 2000, mainly because of the average 6% tariff increase in June 2000 and 8.4% in 2001. In the 4Q01 it reached R$334.4 million, an increase of R$70.8 million or 26.9% compared to the 4Q00. The traffic increased by 8.7% QoQ and 7.4% YoY.

- **Fixed-to-mobile revenues:** reached R$2,506.2 million in 2001, an increase of R$546.0 million or 27.9% if compared to the same period in 2000. The increase was caused by changes in the traffic pattern and the tariff increase on February 03, 2001 (9.9% to VC1 and 7.5% to VC2). In the 4Q01 it reached R$652.9 million, an increase of R$102.5 million or 18.6% when compared to the 4Q00.

- **Interconnection Revenue:** reached R$1,378.2 million in 2001, and when compared to the same period in the previous year, presented an increase of R$148.8 million or 12.1%, due to an increase in the local network usage, an average tariff increase of 14% by June of 2000 and 8% by June 2001 and an increase in the EILD (Exploração Industrial de Linha Dedicada – Whole Sale Dedicated Line Rental) revenues, partially compensated by the reduction of the usage in the long distance network. In the 4Q01 it reached R$340.1 million, an increase of R$27.2 million or 8.7% due to a traffic increase and EILD revenues.

- **Public Telephony:** reached R$175.9 million accumulated until December of 2001, presented a reduction of R$33.0 million or 15.8% compared to the same period of 2000, due to the interconnection paid to other operators. In 4Q01 it reached R$57.8 million, an increase of R$9.4 million or 19.4%, mainly due to the increase, in sale of inductive cards for public phones and a 7.14% increase in the tariff in 06/24/01.

- **Data Transmission Revenues:** reached R$372.1 million in 2001, an increase of R$6.7 million or 1.8% in comparison to the same period of 2000, due to an increase in the "Speedy" (ADSL - Service Brand Name), partially counterbalanced by the reduction in the packaged switched data transmission service network revenues (service offered by Telefônica Empresas, a company that was spun-off in January 2001). In the 4Q01 it reached R$100.8 million, presenting a reduction of R$2.7 million or 2.6% when compared to the 4Q00, mainly due to the packaged switched data transmission service network offered by Telefônica Empresas in 2001. In the year 2000, this service was rendered by Telesp.

- **Phone Directory:** reached R$20 million in 2001, presenting a R$7.6 million or 27.5% reduction, in comparison to the same period of 2000, explained by a contraction in the sale of record batches. In the 4Q01 it reached R$5.1 million, an increase of R$1.6 million or 47.7%, according to the seasonal nature of the business.

Operating Expenses Highlights

Operating Expenses accumulated until December 2001 reached R$4,389.7 million showing an increase of R$1,034.0 million or 30.8%, compared to the same period of the last year. In the 4Q01 it reached R$1,145.1 million, an increase of R$325.8 million or 39.8% compared to the same period of 2000.

Operating Expenses - Annual
R$ Million



Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenues (Expenses)
(500)
1.100
2.700
Until Dec/2000
Until Dec/2001

Operating Expenses - Until December 2001



General and Administrative Expenses 74,8%
Taxes 2,9%
Provisions 7,3%
Investment Gains (Losses) 0,1%
Other Operating Revenues (Expenses) 3,0%
Payroll and Related Charges 12,0%

Operating Expenses - Quarter
R$ Million



Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
(100)
150
400
650
900
4Q00
4Q01

Operating Expenses - 4Q01



General and Administrative Expenses 72,6%
Taxes 3,0%
Provisions 9,5%
Investment Gains (Losses) 0,7%
Other Operating Revenue (Expenses) 1,3%
Payroll and Related Charges 12,9%

The Operating Expenses changes are justified as follows:

- **Personnel expenses** reached R$525.9 million in 2001 and were reduced by R$160.6 million or 23.4%, compared to the same period of the last year. The change was mainly due to a 13.8% reduction in headcount (14,353 average number of employees until December 2000 compared to 12,368 average number of employees in December 2001. The program of adjustment costs R$ 73.3 million) and a new pension plan (Plano Visão), that is based on a defined contribution that reduces the Company contribution. In the 4Q01 it reached R$148.2 million and in spite of the salary increase, the payroll and related charges were reduced by R$25.6 million or 14.7%, mainly due to a 22.2% fall in the average number of employees.

- **General and administrative expenses** in December 2001 reached R$3,290.5 million. It grew by R$693.9 million or 26.7% in comparison to the same period in 2000. In the 4Q01 it reached R$831.6 million, an increase of R$162.7 million or 24.3%.

YoY:

General and Administrative Expenses
Until December 2001



Interconnection Expenses 49,7%
Outside Services 41,4%
Other 4,2%
Materials 4,7%

General and Administrative Expenses
Until December 2000



Outside Services 47,6%
Interconnection Expenses 41,5%
Other 5,1%
Materials 5,9%

QoQ:

General and Administrative Expenses
4Q01



Interconnection Expenses 52,0%
Outside Services 38,4%
Other 5,3%
Materials 4,3%

General and Administrative Expenses
4Q00



Outside Services 50,2%
Interconnection Expenses 39,8%
Other 4,8%
Materials 5,2%

The General and Administrative Expenses changes are justified as follows:

a) *Materials* reached R$155.4 million in 2001, showing a R$3.4 million or 2.3% increase, when compared to the same period in 2000. The main reasons are the increase in the cost of the goods sold, in the use of electric power generators due to the electric crises in Brazil and in data processing material, partially compensated by a reduction in the expenses of plant maintenance materials. In the 4Q01 it reached R$36.0 million, an increase of R$1.4 million or 4.0%, and the main reasons are the increase in the expenses of plant maintenance materials partially counterbalanced by the reduction in the consumption of the electric power generators on the 4Q01.

b) *Outsourcing expenses* reached R$1,361.6 million in 2001. With an increase of R$125.4 million or 10.1% when compared to the same period of the previous year. The main causes for that are the outsourcing of the technical and administrative services, data processing, advertising, electric power generators and other, partially counterbalanced by the reduction in the expenses with the Management Fee paid to TISA (these expenses decreased from 1% to 0,5% of the Net Operational Revenues on 01/01/2001), plant maintenance and others. In 4Q01 reached R$319.5 million, a reduction of R$16.6 millions or 4.9% if compared with the 4Q00, due to the decrease in the expenses with plant maintenance, call center and advertising, partially counterbalanced by the outsourcing expenses for the management of materials in stock and data transmission.

c) *Inter-connection expenses* reached R$1,636.1 million in 2001 and compared to the same period of 2000 grew by R$559.3 million or 51.9% due to a 7.4% increase in traffic and the tariff increase in the 2nd half of 2000. In 4Q01 it reached R$432.4 million, showed an increase of R$166.1 million or 62.4% due to a 8.7% increase in traffic.

d) *Other Expenses*, reached R$137.4 million in 2001, an increase of R$5.8 million or 4.4% compared to the same period in 2000, mainly due to an increase in the rental expenses of data processing equipment and software. In 4Q01 these expenses reached R$43.8 million, an increase of R$11.8 million or 37%, due to an increase in the rental expenses of infra-structure and realstate.

- **Taxes** reached R$125.5 million until December 2001 when compared to the same period in 2000, showing an increase of R$103.1 million or 462.0% due to the new taxes FUST – Fundo de Universalização dos Serviços de Telecomunicações (representing 1% of the Net Operating Revenue) and FUNTTEL – Fundo para o Desenvolvimento Tecnológico das Telecomunicações (representing 0.5% of the Net Operating Revenue).

- **Provision for bad debt** until December 2001 presented an increase of R$222.5 million compared to the same period in 2000. The main reasons are the plant growth and consequent increase in revenues. The bad debt provision is established in accordance to the conservatism accounting principle adopted by the Telefónica Group. Nevertheless the Company is developing efforts to keep this variable under control.

- **Other operating revenues (expenses)** registered a value of R$ -132.9 million during the year 2001 showing a decrease of R$165.0 million or 514% when compared to the same period in 2000. The main reasons are the increased provision for contingencies and the service fees. In 4Q01 it showed a value of R$ -15.0 million, showing a negative evolution of R$61.7 million or 132.3% and the main reasons are the increase of expenses with service commissions and a reduction of the collected fines.

- **Depreciation** reached R$2,375.6 million in 2001, presenting an increase of R$364.9 million or 18.1%, when compared with the same period in the previous year. This increase is mainly due to the plant growth and the provision for the obsolescence of ADSL modems. In the 4Q01 it reached R$633.2 million, showing an increase of R$89.2 million or 16.4% due to the plant growth.

NET FINANCIAL REVENUES / (EXPENSES) The operating plant growth caused the increase in the debt ratios. As a result, there was an increase in the financial expenses in 2001. The consolidated financial results for 2001 (without the effect of the interests on capital: R$1,060,392 in 2001 and R$819,368 in 2000), when compared to the previous year, shows a negative evolution of only R$182.3 million in spite of the high amount of investment registered in 2001 and in the net debt increase over the year. This result, that contributed positively to the good performance of the Company in 2001, stands for the well succeeded efforts dedicated to the financial management of the Company. During the year of 2001 the exchange rate registered a variation of 18.67%.

Net Financial Revenues (Annual comparative)	Dec/2001	Dec/2000	Variation %	R$
Net Financial Revenues – R$ million	(335.7)	(153.4)	118.8	(182.3)
Financial Operation Results	62.5	39.2	59.4	23.3
Hedge Operation Results (Book Value)	190.8	34.8	448.3	156.0
Interest Liabilities	(294.6)	(133.8)	120.2	(160.8)
Monetary and Exchange Variation	(294.4)	(93.6)	100.0	(103.0)

LOANS AND FINANCING: Telesp finished the year 2001 with a net debt of R$4,004.0 million, or 27.2% of the shareholder's equity, compared to R$1,902.2 million in 2000, or 13.1% of the shareholder's equity. The liabilities are 100% nominated in foreign currency and were mainly dedicated to the expansion and improvement of the services offered. The Company develops a constant and timely effort to shield the liabilities against the effects of the eventually unstable financial market conditions and exchange rate risk. The Company has signed contracts to hedge its exposure foreign currency debt in the amount of R$4,086.7 millions (Notional), through swaps and options.

NON-OPERATING REVENUES (EXPENSES) showed a value of R$ -16.8 million till December 2001, showing a negative variation of R$84.9 million or 124.7% in comparison to the same period last year, mainly due to the gains in 2000 from the sale of Ceterp Celular and other investment, and the increase of accrued fines, partially counterbalanced by losses of fixed asset write-offs. In the 4Q01 it reached the value of R$ -12.8 million, a decrease of R$93.2 million or 115.9%, when compared with the 4Q00, caused by the same reasons.

EMPLOYEE PROFIT SHARING reached R$85.2 million in 2001, an increase of R$29.1 million or 51.8%, when compared to the same period of the last year. This was caused by the change in the percentage of the employee gratification, that increased from 100% to the maximum of 115% of the salary according to the attainment of the corporate goals and of each individual Team. The lower provisions for the 2000 bonus payment was another reason. In the 4Q01 it reached R$17.5 million, a decrease of R$10.1 million or 36.5%, due to the decrease in the average number of employee and due to the change in the book entry classification of these expenses in the 4Q00 from payroll and related expenses into employee profit sharing as per an agreement with the union in that year.

SUBSEQUENT FACTS

- **Telesp announced the spin-off of its Packaged Networks Subsidiary.** On August 03, 2000, the total subsidiary of Telesp, Telefônica Empresas S.A., was established to provide packaged network switched services. On October 10, 2000 the Board of Directors approved a proposal to the segmentation of the business related to the said packaged network switched service, then directly rendered by Telesp, through a transfer of the assets associated with the service to Telefonica Empresas S.A., a non-listed company. This measure intends to increase the efficiency in rendering said services employing state-of-the-art technology and thus, create value to clients, shareholders and the Company itself. The assets transfer to the new Company was submitted to the General Shareholders Meeting on October 27, 2000. The valuation appraisals were approved and the capital increase of the new society was subscribed by the Company by means of cash and fixed assets. The authorization to render the said services was also transferred at the occasion. In the General Shareholders Meeting held on January 30, 2001, the Equity valuation report was approved. The proportional value to the spun-off equity is R$207,799,377.95 without any modification in the number of shares, the rights and the kind of the Company's shares. The filing of the Company was approved and the company's shares started to be traded from May 28, 2001 on. This operation does not imply into any harm to existing compromises of the Company and in particular, the transference of any asset linked to the concession for STFC (Fixed Line Switched Transmission Services). ANATEL, according to Law # 9,472 of 07/16/1997, has approved this operation. The services provided by the Company and corresponding tariffs are regulated by ANATEL.

- **Ceterp acquisition**. On December 22, 1999, the Company acquired, in the privatization auction promoted by the Ribeirão Preto City Government, Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and its controlled subsidiary, Ceterp Celular S.A.. On October 4, 2000, according to the privatization rules, the Company concluded the acquisition by means of a public tender offer for both ON and PN shares. After this, the Company has 96.97% of the preferred shares and 99.85% of the ordinary (voting) shares of Ceterp. On November 27, 2000, according to the Brazilian telecommunications market applicable rules, Ceterp sold its controlled company, Ceterp Celular. On November 30, 2000, the Company incorporated Ceterp S.A.

- **CVM edict # 371 – Pension Plan Accounting Procedures:** On December 13, 2000, CVM published the edict # 371, that approves the IBRACON (Brazilian Accounting Institute) Pronouncement on certain new accounting procedures to register pension plan benefits and contributions. These new accounting procedures are required to be implemented from January 1, 2002 onwards. The Company has undertaken actuarial studies to determine the effects on the Company of such matter and they are incorporated in the December 31, 2001 financials. The total net tax related effect was R$96.5 million on December 31, 2001.

Tables

Table **1** shows the shareholding structure for Telesp and the historical summary. Table **2** has the Telesp Income Statement. Table **3** and the Table **4** show, respectively, the balance sheets and the operating highlights for TELESP. Table **5** shows tariffs rates, depreciation and Capex. Finally, Table **6** shows loans and financing, derivatives, inflation, and foreign exchange rate figures.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy "Telesp Participações S/A")

Table 1. Shareholding structure for Telesp

As of December 31, 2001

Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,795,800	291,819,562,080	431,860,357,880
	84.34%	**88.87%**	**87.35%**
Treasury shares [1/]	719,366,993	11,014,010	730,381,003
	0.43%	**0.003%**	**0.15%**
Others	25,281,673,726	36,523,314,031	61,804,987,757
	15.23%	**11.12%**	**12.50%**
Total number of shares	**166,041,836,519**	**328,353,890,121**	**494,395,726,640**

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

Capital stock (in 09/30/01):	**R$5,640,183,649.88**
Book Value per 1.000 shares:	**R$29.73**
Capital stock (in 12/31/01):	**R$5,640,183,649.88**

Consortium SP Telecomunicações Holding S.A.

Company	Percentage
Telefónica Internacional S.A	96.52%
Telefónica, S.A.	3.48%
Total	**100.00%**

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of a Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP's operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquire, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000 The Board of Directors approved the criation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information, dully audited by independent auditors, in October 2001. The period of public consultation started in November and finished in December. Once the process is completed, Telesp will be allowed to request new authorizations to extend the current offered services.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 2. Consolidated income statements

For the months December 31, 2001 and December 31, 2000

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Dec-00	**Dec-01**	*var.*	**4Q00**	**4Q01**	*var.*
Gross operating revenue	**9,820,879**	**12,198,987**	*24.2%*	**2,651,489**	**3,273,052**	*23.4%*
Monthly basic rental charges	2,252,761	3,205,500	*42.3%*	651,488	906,306	*39.1%*
Installation charge	171,665	242,858	*41.5%*	50,046	34,234	*-31.6%*
Local Service	2,110,817	2,439,430	*15.6%*	563,490	655,662	*16.4%*
Other	437,642	649,945	*48.5%*	142,288	185,793	*30.6%*
DLD	3,016,641	3,714,981	*23.1%*	813,952	987,266	*21.3%*
Intra region	1,056,523	1,208,827	*14.4%*	263,508	334,356	*26.9%*
Fixed to mobile revenues	1,960,118	2,506,154	*27.9%*	550,444	652,910	*18.6%*
Interconnection	1,229,369	1,378,209	*12.1%*	312,932	340,116	*8.7%*
Mobile service	-	-	-	(37,988)	-	*-100.0%*
Public telephony	208,944	175,948	*-15.8%*	48,415	57,818	*19.4%*
Data transmission (ex-package)	365,465	372,127	*1.8%*	103,417	100,762	*-2.6%*
Phone directory	27,575	19,989	*-27.5%*	3,449	5,095	*47.7%*
Taxes + others	(2,511,196)	(3,150,139)	*25.4%*	(695,193)	(850,046)	*22.3%*
Net operating revenue	**7,309,683**	**9,048,848**	*23.8%*	**1,956,296**	**2,423,006**	*23.9%*
Operating expenses	**(3,355,710)**	**(4,389,716)**	*30.8%*	**(819,313)**	**(1,145,087)**	*39.8%*
Payroll and related charges	(686,528)	(525,866)	*-23.4%*	(173,811)	(148,229)	*-14.7%*
General and administrative expenses	(2,596,556)	(3,290,461)	*26.7%*	(668,950)	(831,609)	*24.3%*
Materials	(151,962)	(155,398)	*2.3%*	(34,598)	(35,967)	*4.0%*
Outside Services	(1,236,203)	(1,361,612)	*10.1%*	(336,126)	(319,496)	*-4.9%*
Interconnection expenses	(1,076,805)	(1,636,081)	*51.9%*	(266,282)	(432,396)	*62.4%*
Others	(131,586)	(137,370)	*4.4%*	(31,944)	(43,750)	*37.0%*
Taxes	(22,326)	(125,473)	*462.0%*	(3,167)	(34,229)	*980.8%*
Provisions	(97,002)	(319,545)	*229.4%*	(27,357)	(108,348)	*296.1%*
Investment gains (losses)	14,598	4,540	*-68.9%*	7,363	(7,627)	*-203.6%*
Other operating revenues / (expenses)	32,104	(132,911)	*-514.0%*	46,609	(15,045)	*-132.3%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**3,953,973**	**4,659,132**	*17.8%*	**1,136,983**	**1,277,919**	*12.4%*
Depreciation and amortization	(2,010,670)	(2,375,572)	*18.1%*	(544,038)	(633,216)	*16.4%*
Financial revenues	150,217	694,380	*362.3%*	68,736	(175,181)	*-354.9%*
Financial expenses	(303,644)	(1,030,118)	*239.3%*	(114,803)	149,827	*-230.5%*
Interest on company's net worth	(819,368)	(1,060,392)	*29.4%*	(819,368)	(1,060,392)	*29.4%*
Operating income	**970,508**	**887,430**	*-8.6%*	**(272,490)**	**(441,043)**	*61.9%*
Nonoperating revenues (expenses)	68,055	(16,828)	*-124.7%*	80,395	(12,774)	*-115.9%*
Income before income tax and social contribution	**1,038,563**	**870,602**	*-16.2%*	**(192,095)**	**(453,817)**	*136.2%*
Income tax	(241,710)	(197,030)	*-18.5%*	54,574	115,836	*112.3%*
Social contribution	(88,655)	(72,423)	*-18.3%*	21,334	41,371	*93.9%*
Income before employee profit sharing and minority interest	**708,198**	**601,149**	*-15.1%*	**(116,187)**	**(296,610)**	*155.3%*
Employee profit sharing	(56,144)	(85,236)	*51.8%*	(27,534)	(17,477)	*-36.5%*
Minority interest	(1,360)	-	*-100.0%*	3,178	-	*-100.0%*
Income before interest on company's net worth reversion	**650,694**	**515,913**	*-20.7%*	**(140,543)**	**(314,087)**	*123.5%*
Interest on company's net worth reversion	819,368	1,060,392	*29.4%*	819,368	1,060,392	*29.4%*
Net income	**1,470,062**	**1,576,305**	*7.2%*	**678,825**	**746,305**	*9.9%*

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

At December 31, 2000 and December 31, 2001

Corporate Law - Unaudited

(In thousands of reais - R$)

ASSETS	Consolidated Dec-00	Consolidated Dec-01
Current assets	**2,859,630**	**3,665,493**
Cash and cash equivalents	97,036	206,298
Cash and bank accounts	15,989	10,114
Financial investments	81,047	196,184
Accounts receivable	2,749,591	3,388,781
Accounts receivable from customers	1,760,777	2,089,170
Allowance for doubtful accounts	(142,270)	(307,788)
Receivables from associated companies	13,591	3,215
Loans and financial investments	1,777	2,108
Recoverable taxes	701,301	1,074,054
Recoverable prepaid expenses	114,522	38,753
Maintenance inventories	215,511	454,624
Other assets	84,382	34,645
Recoverable advances	13,003	70,414
Long-term assets	**1,116,654**	**1,324,051**
Loans and financial investments	28,302	28,922
Receivables from associated companies	16,760	92,301
Recoverable taxes	1,002,468	963,449
Other recoverable values	67,186	144,374
Recoverable advances	687	9,521
Other	1,167	579
Capitalizable investments	84	84,905
Permanente Assets	**16,002,624**	**17,838,369**
Investments	128,243	142,193
Property, plant and equipment - net	15,715,327	17,515,212
Deffered results	159,054	180,964
Total Assets	**19,978,908**	**22,827,913**

LIABILITIES	Consolidated Dec-00	Consolidated Dec-01
Current liabilities	**4,440,234**	**6,125,558**
Payroll and related charges	107,064	94,399
Suppliers	1,362,936	999,929
Income tax	53,321	135,586
Other taxes	293,589	445,784
Loans and financing	1,193,776	2,636,228
Payables to associated companies	97,723	69,881
Consignments	226,141	277,528
Dividends and interest on capital	1,051,990	1,109,296
Accrual for contingencies	6,449	7,882
Other liabilities	47,245	349,045
Long-term liabilities	**1,072,628**	**2,001,406**
Income tax	144,537	43,800
Loans and financing	704,584	1,367,804
Payables to associated companies	133	45,649
Consignments	404	-
Accrual for contingencies	167,042	374,679
Other liabilities	55,928	169,474
Shareholders' equity	**14,464,420**	**14,699,323**
Share capital	5,847,983	5,640,184
Capital reserves	2,742,268	2,743,176
Profit Reserves	684,380	763,551
Retained earnings	5,189,789	5,552,412
Capitalizable Funds	**1,626**	**1,626**
Total liabilities	**19,978,908**	**22,827,913**

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 4. Operating Highlights

		Consolidated - Accumulated		*var.*	Consolidated		*var.*
		Dec-00	Dec-01		4Q00	4Q01	
Capex							
Capital Expenditure	R$ MM	4,085	4,534 [6/]	*11.0%*	1,519	1,044 [6/]	*-31.3%*
Network							
Access Lines - Installed (switching)		12,485,717	14,346,848	*14.9%*	12,485,717	14,346,848	*14.9%*
Installed Lines - Gain		2,937,428	1,861,131	*-36.6%*	719,009	(7,373) [5/]	*-101.0%*
Access Lines in Service		10,595,923	12,616,006	*19.1%*	10,595,923	12,616,006	*19.1%*
Residential		7,649,253	9,363,815	*22.4%*	7,649,253	9,363,815	*22.4%*
Non-residential		1,430,198	1,487,520	*4.0%*	1,430,198	1,487,520	*4.0%*
Trunk Lines		1,216,690	1,363,180	*12.0%*	1,216,690	1,363,180	*12.0%*
Public Lines		234,514	333,143	*42.1%*	234,514	333,143	*42.1%*
Internally used and test lines		65,268	68,348	*4.7%*	65,268	68,348	*4.7%*
Lines in Services - Gain		2,345,062	2,020,083	*-13.9%*	612,603	3,972	*-99.4%*
Average Lines in Service	(ALIS)	9,269,876	11,858,105	*27.9%*	10,118,246	12,610,769	*24.6%*
Digitalization	(%)	93.8	95.7	*1.9p.p.*	93.8	95.7	*1.9p.p.*
Traffic							
Local Pulses - Registered	(pul 000)	29,937,698	33,686,407	*12.5%*	7,724,444	9,031,926	*16.9%*
Local Pulses - Exceeding	(pul 000)	22,087,129	23,790,869	*7.7%*	5,593,381	6,342,850	*13.4%*
Domestic Long Distance [1/]	(min 000)	12,788,763	13,729,605	*7.4%*	3,295,893	3,583,644	*8.7%*
Monthly traffic per ALIS							
Local	(pul)	269	237	*-12.0%*	254	239	*-6.2%*
DLD	(min)	115	96	*-16.1%*	109	95	*-12.8%*
Others							
Employees		13,414	10,529	*-21.5%*	13,414	10,529	*-21.5%*
LIS per Employee [2/]		790	1,198	*51.7%*	790	1,198	*51.7%*
Monthly Revenue per ALIS	(R$)	65.7 [3/]	63.6	*-3.2%*	64.4 [3/]	64.0	*-0.6%*
Telephone Density	(per 100 inh.)	30.4	33.8 [4/]	*3.4p.p.*	30.4	33.8 [4/]	*3.4p.p.*

1/ Include intrastate, VC1, VC2 e VC3.
2/ End of period
3/ Restated
4/ Population: 37,317.077 - source Anatel
5/ Deactivated due to technical reasons.
6/ Inclusive capex for Long Distance

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit	
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36						
Sep 01, 1998	69.10						
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000 3/	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001 3/	**76.62**	**23.32**	**36.41**	**48.56**	**0.075**	**0.075**	**0.09180**

Date of Enforcement	DLD (1 minute without discounts - normal rates)			
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	**0.10**	**0.16**	**0.22**	**0.30**

Date of Enforcement	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)		
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067			
Jun 22, 1999	0.040	0.072			
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	**0.050**	**0.086**	**0.498**	**1.037**	**1.180**

1/ Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997

2/ The new tariffs started to be changed in January 12, 2000 in the CTBC concession area.

3/ Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company's restructuring): installation charge (R$64.84), local pulse (R$0.09062), DLD (D1=R$0.09, D2=R$0.13, D3=R$0.19 e D4=R$0.26) and interconnection (TU-RL=R$0.057 and TU-RIU= R$0.092). There are differentiated tariff rate for the CETERP concession area.

Note 1: On June 21, 2001, according to the Acts 17.149 and 17.150, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 10.4%, while the net maximum tariff of the Long Distance Basic Plan increased in average by 7.7%, thus incorporating the productivity gain of 2.8%, in accordance to the Concession Agreement.

Note 2: On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC (TUM), with a increased in 9.9% for the VC1, while the VC2 increase 8.8%. This readjusted are for all the TELESP concession área (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be changed in February 1st, 2002.

Depreciation Figures

(in million of reais - R$)
December 2001

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	33,271	(17,296)	15,975
Work in progress 1/	1,540	0	1,540
Total	34,811	(17,296)	17,515
Fully depreciated assets			7,327
Average depreciation rate (%)			10.25%

1/ As of June 30,2001 the balance of "Work in Progress" included the R$124 million advancement paid to the company Barramar, for the use of its "rights of way". A R$ 94 million credit to Telesp is owed by Companhia AIX de Participações and will be paid in shares to be issued by the later company. The remaining R$ 30 million balance will be paid through the transference of certain "rights of way" along highways and will remain written in "Permanent Assets".

Capex 1/

(in million of reais - R$)
December 2001

Year	Plant growth commitment		
	Commited	Not commited	Forecasted
2001	2,531	1,869	4,400

1/ Unaudited

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Dec/01		
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	7,606	80,261	87,866
CIDA	CAN$	3.0%	2005	341	644	985
Comtel	US$	10.75%	2004	22,425	719,324	741,749
EDCII	US$	Libor + 1.0%	2002	13,941	-	13,941
EDCIII	US$	Libor + 1.0%	2002	14,716	-	14,716
Loans in Foreing Currency [1/]				1,544,374	567,575	2,111,949
Sub-total				**1,603,402**	**1,367,804**	**2,971,206**
Loans from Related Companies [2/]	US$	Libor + 2.72%	2002	1,032,826	-	1,032,826
Total (See note on Derivatives below)				**2,636,228**	**1,367,804**	**4,004,032**

1/ With ABN, Banco do Brasil, Bank of America, BankBoston, BBA, BBM, BBV, BNP, Bradesco, Citibank, Deutsche, Dresdner, ING, Itaú, Lloyds, Safra, Santander, Sudameris, Tokyo, Unibanco, West LB, as following:

	Currency	Interest Rate	Balance as of Dec/01
Res. 2770	USD	2.84% to 11.20%	1,111,359
Res. 4131	USD	Libor + 1.30% to 3.13%	285,536
Res. 4131	JPY	0.80% to 4.5%	253,971
Import Financing	USD	Libor + 0.15% to 1.5%	165,722
Debt Assumption	USD	Libor + 0.50% to 0.86%	295,361
Total			2,111,949

2/ Intercompany loan guaranteed by Telefónica Internacional S.A obtained in accordance to the company policy for such matters and following the global market trends through independent consult to varied sources of funds thus resulting in the lowest all-in cost.

Derivatives

The Company has signed contracts to hedge its exposure foreign currency debt in the amount of R$4,086.7 millions (Notional), through swaps and options.

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Mar 2001	1.42%	1.64%
Jan - Jun 2001	4.32%	4.75%
Jan - Set 2001	7.66%	7.81%
Jan - Dec 2001	10.37%	10.40%

Source: Investnews - Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Mar 31, 2001	2.1616	-10.55%
Jun 30, 2001	2.3049	-17.87%
Sep 30, 2001	2.6713	-36.61%
Dec 31,2001	2.3204	-18.67%

Source: Bloomberg

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: February 26, 2002

By ______________________
Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. - Telesp announces consolidated financial results accumulated for the year ended December 2001.